Legg Mason Partners Income Trust
Legg Mason Western Asset Short-Term Bond Fund
Sub-item 77M



LEGG MASON WESTERN ASSET SHORT-TERM BOND FUND a series of LEGG MASON PARTNERS INCOME TRUST

       The Legg Mason Western Asset Short-Term
Bond Fund (formerly the Legg Mason Partners
Short-Term Bond Fund), pursuant to the
Agreement and Plan of Reorganization approved by the Board of Trustees and shareholders of the Legg Mason Limited Duration Bond Portfolio
(the Acquired Fund), acquired the assets of the Acquired Fund, in exchange for the assumption of all of the liabilities of the Acquired Fund, effective July 10, 2009.